FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F         X         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                  No         X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding completion of the increase in shareholdings of the Huaneng Power International, Inc. (the “registrant”) by its controlling shareholder, made by the Registrant on November 13, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON COMPLETION OF
THE INCREASE IN SHAREHOLDINGS OF THE COMPANY
BY CONTROLLING SHAREHOLDER

Recently, Huaneng Power International, Inc. (the “Company” or “Huaneng International”) was notified by China Huaneng Group Co., Ltd. (“Huaneng Group”), the controlling shareholder of the Company, that its subsidiary China Huaneng Group Treasury Management (Hong Kong) Limited (“Treasury Company”) has completed the increase in the H shares of the Company. Details are as follows:

I.	BASIC INFORMATION REGARDING THE INCREASE IN THE SHAREHOLDINGS

As disclosed in an Announcement on the Increase in Shareholdings of the Company by Controlling Shareholder published by the Company on 13 May 2020, Treasury Company increased 15,000,000 H shares of the Company, and it also proposed that, according to the Company’s needs and market conditions, it would continue to increase its holding of H shares in the Hong Kong market within the next 6 months, with an aggregated amount not exceeding 2% of the total issued share capital of the Company (including the increased shareholdings in this increase) (the “Increase in Shareholdings”). As of 10 November 2020, the time limit for the Increase in Shareholdings has expired.

II.	THE RESULT OF THE IMPLEMENTATION OF THE INCREASE IN SHAREHOLDINGS

Prior to the Increase in Shareholdings, Huaneng Group and its subsidiaries held 7,154,980,866 shares of the Company in aggregate, accounting for 45.58% of the total share capital of the Company, including 6,682,980,866 A shares and 472,000,000 H shares. During the period from 11 May 2020 to 10 November 2020 (inclusive), Treasury Company has increased 131,596,000 H shares, in aggregate, in the Hong Kong market, accounting for 0.84% of the total issued share capital of the Company. After the Increase in Shareholdings, Huaneng Group and its subsidiaries held 7,286,576,866 shares of the Company in aggregate, accounting for 46.42% of the total share capital of the Company, including 6,682,980,866 A shares and 603,596,000 H shares.

III.	OTHER RELEVANT EXPLANATION

The Treasury Company did not reduce its holdings in the shares of the Company during the period of implementation of the Increase in Shareholdings, and the Treasury Company undertakes that it would not reduce its holdings in the shares of the Company within the statutory period.

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)
Zhao Ping (Executive Director)
Huang Jian (Non-executive Director)
Wang Kui (Non-executive Director)
Lu Fei (Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)
Xia Qing (Independent Non-executive Director)

Beijing, the PRC
13 November 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name: Huang Chaoquan

Title: Company Secretary

Date:  November 13, 2020